Exhibit 99.1

Weibo Reports Second Quarter 2023 Unaudited Financial Results

BEIJING, China – August 24, 2023 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

“We are pleased with the recovery of our business and improvement of our operating efficiency this quarter,” said Gaofei Wang, CEO of Weibo. “During this quarter, our user community experienced continuous healthy growth, with ongoing execution of effective channel and operational strategies. For content ecosystem, on top of solid growth of traffic and content consumption around Weibo’s advantageous areas, such as entertainment and hot trends, we also beefed up our investment in key vertical areas, in the hope of reinforcing our comprehensive content ecosystem. On monetization, our advertising business exhibited a steady recovery from the previous quarter, contributing to further improvement in our operating margin for the second quarter. In July 2023, we distributed special cash dividends of US$0.85 per ordinary share or ADS, totaling approximately US$200 million, reaffirming our commitment to returning value to our shareholders.”

Second Quarter 2023 Highlights

•	Net revenues were US$440.2 million, a decrease of 2% year-over-year or an increase of 5% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$385.7 million, flattish year-over-year or an increase of 7% year-over-year on a constant currency basis [1].

•	Value-added service (“VAS”) revenues were US$54.6 million, a decrease of 16% year-over-year, or a decrease of 10% year-over-year on a constant currency basis [1].

•	Income from operations was US$123.5 million, representing an operating margin of 28%.

•	Net income attributable to Weibo’s shareholders was US$81.4 million and diluted net income per share was US$0.34.

•	Non-GAAP income from operations was US$153.8 million, representing a non-GAAP operating margin of 35%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$126.4 million and non-GAAP diluted net income per share was US$0.53.

•	Monthly active users (“MAUs”) were 599 million in June 2023, a net addition of approximately 17 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users (“DAUs”) were 258 million in June 2023, a net addition of approximately 5 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2023 had been the same as it was in the second quarter of 2022, or RMB6.60=US$1.00.

Second Quarter 2023 Financial Results

For the second quarter of 2023, Weibo’s total net revenues were US$440.2 million, a decrease of 2% compared to US$450.2 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2023 were US$385.7 million, flattish compared to US$385.6 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were US$358.9 million, a decrease of 1% compared to US$361.8 million for the same period last year.

VAS revenues for the second quarter of 2023 were US$54.6 million, a decrease of 16% year-over-year compared to US$64.6 million for the same period last year. The decrease of VAS revenues was mainly due to the recognition of one-time technical service fee in the same period last year and less revenue contribution from membership service.

Costs and expenses for the second quarter of 2023 totaled US$316.8 million, a decrease of 11% compared to US$356.2 million for the same period last year.

Income from operations for the second quarter of 2023 was US$123.5 million, compared to US$93.9 million for the same period last year. Operating margin was 28%, compared to 21% last year. Non-GAAP income from operations was US$153.8 million, compared to US$145.3 million for the same period last year. Non-GAAP operating margin was 35%, compared to 32% last year.

Non-operating loss for the second quarter of 2023 was US$13.8 million, compared to a loss of US$47.4 million for the same period last year. Non-operating loss for the second quarter of 2023 mainly included a US$16.9 million net loss from fair value change of investments, primarily resulted from fair value change of investment in Didi Global Inc. (OTC Pink: DIDIY), which was excluded under non-GAAP measures.

Income tax expenses were US$25.5 million, compared to US$17.5 million for the same period last year.

Net income attributable to Weibo’s shareholders for the second quarter of 2023 was US$81.4 million, compared to US$28.3 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2023 was US$0.34, compared to US$0.12 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the second quarter of 2023 was US$126.4 million, compared to US$109.7 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2023 was US$0.53, compared to US$0.46 for the same period last year.

As of June 30, 2023, Weibo’s cash, cash equivalents and short-term investments totaled US$2.8 billion. For the second quarter of 2023, cash provided by operating activities was US$142.5 million, capital expenditures totaled US$3.3 million, and depreciation and amortization expenses amounted to US$14.5 million.

Board Change

The Company announced that Mr. Bo Liu has been appointed as a director to the Board of Directors of the Company (the “Board”) and Mr. Pen Hung Tung has resigned from the Board, effective as of August 23, 2023.

Mr. Liu is currently the President of Alibaba’s Taobao and Tmall Group, Alimama, and Xianyu. He was appointed as the Vice President of Alibaba Group in March 2020. He joined Alibaba in 2005 and held various positions, including the President of Taobao University, General Manager of Juhuasuan, and General Manager of Tmall’s Operations Division. Mr. Liu received his bachelor’s degree in Aviation Mechanical Design from Zhengzhou University of Aeronautics and held an EMBA degree in Business Administration from the Chinese University of Hong Kong.

The Company would like to thank Mr. Pen Hung Tung for his dedicated service to the Board and contributions to the Company. At the same time, the Company would like to welcome Mr. Bo Liu to the Board and believes that Mr. Liu’s perspectives and experiences will provide valuable guidance to the Company’s development.

Conference Call

Weibo’s management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on August 24, 2023 (or 7:00 PM – 8:00 PM Beijing Time on August 24, 2023) to present an overview of the Company’s financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link: https://register.vevent.com/register/BI59522cdba0784489bd072fa4fb46c60e

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, impairment of intangible assets, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible debt, senior notes and long-term loans. Adjusted EBITDA excludes interest income, net, income tax benefits/expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
Net revenues:
Advertising and marketing	$385,559	$355,300	$385,674	$812,680	$740,974
Value-added services	64,593	58,478	54,566	122,094	113,044
Net revenues	450,152	413,778	440,240	934,774	854,018

Costs and expenses:
Cost of revenues (1)	95,314	85,853	94,272	200,115	180,125
Sales and marketing (1)	115,512	106,494	105,425	240,823	211,919
Product development (1)	106,403	90,676	92,945	218,837	183,621
General and administrative (1)	28,809	34,265	24,145	68,036	58,410
Impairment of intangible assets	10,176	-	-	10,176	-
Total costs and expenses	356,214	317,288	316,787	737,987	634,075
Income from operations	93,938	96,490	123,453	196,787	219,943

Non-operating income (loss):
Investment related gain (loss), net	(25,676)	27,155	(25,190)	(203,626)	1,965
Interest and other income (loss), net	(21,721)	2,682	11,357	(7,305)	14,039
	(47,397)	29,837	(13,833)	(210,931)	16,004

Income (loss) before income tax expenses	46,541	126,327	109,620	(14,144)	235,947
Less: Income tax expenses	17,502	21,852	25,450	29,218	47,302

Net income (loss)	29,039	104,475	84,170	(43,362)	188,645
Less: Net income (loss) attributable to non-controlling interests	739	556	257	(4,138)	813
Accretion to redeemable non-controlling interests	-	3,427	2,526	-	5,953
Net income (loss) attributable to Weibo’s shareholders	$28,300	$100,492	$81,387	$(39,224)	$181,879

Basic net income (loss) per share attributable to Weibo’s shareholders	$0.12	$0.43	$0.35	$(0.17)	$0.77
Diluted net income (loss) per share attributable to Weibo’s shareholders	$0.12	$0.42	$0.34	$(0.17)	$0.77

Shares used in computing basic net income (loss) per share attributable to Weibo’s shareholders	235,521	234,705	235,361	235,364	235,035
Shares used in computing diluted net income (loss) per share attributable to Weibo’s shareholders	237,025	236,895	237,886	235,364	237,393

(1) Stock-based compensation in each category:
Cost of revenues	$2,716	$2,536	$2,238	$5,053	$4,774
Sales and marketing	5,502	4,613	4,113	10,117	8,726
Product development	16,760	13,800	13,256	30,096	27,056
General and administrative	6,483	6,676	6,460	13,246	13,136

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$2,690,768	$2,360,744
Short-term investments	480,428	468,735
Accounts receivable, net	502,443	446,654
Prepaid expenses and other current assets	391,502	406,257
Amount due from SINA(1)	487,117	492,530
Current assets subtotal	4,552,258	4,174,920

Property and equipment, net	249,553	222,612
Goodwill and intangible assets, net	245,223	224,202
Long-term investments	993,630	1,309,217
Other non-current assets	1,088,790	947,982
Total assets	$7,129,454	$6,878,933

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$161,029	$156,383
Accrued expenses and other current liabilities	923,678	675,959
Income tax payable	55,282	53,254
Deferred revenues	79,949	85,571
Dividends payable	-	200,136
Current liabilities subtotal	1,219,938	1,171,303

Long-term liabilities:
Unsecured senior notes	1,540,717	1,541,868
Long-term loans	880,855	882,916
Other long-term liabilities	97,404	89,212
Total liabilities	3,738,914	3,685,299

Redeemable non-controlling interests	45,795	54,875

Shareholders’ equity :
Weibo shareholders’ equity	3,330,250	3,124,261
Non-controlling interests	14,495	14,498
Total shareholders’ equity	3,344,745	3,138,759
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,129,454	$6,878,933

(1) Included short-term loans to and interest receivable from SINA of US$420.4 million as of December 31, 2022 and US$436.0 million as of June 30, 2023.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
Income from operations	$93,938	$96,490	$123,453	$196,787	$219,943
Add: Stock-based compensation	31,461	27,625	26,067	58,512	53,692
Amortization of intangible assets resulting from business acquisitions	4,895	4,439	4,271	10,646	8,710
Accrual of non-cash compensation cost to non-controlling interest shareholders	4,824	-	-	10,898	-
Impairment of intangible assets	10,176	-	-	10,176	-
Non-GAAP income from operations	$145,294	$128,554	$153,791	$287,019	$282,345

Net income (loss) attributable to Weibo’s shareholders	$28,300	$100,492	$81,387	$(39,224)	$181,879
Add: Stock-based compensation	31,461	27,625	26,067	58,512	53,692
Amortization of intangible assets resulting from business acquisitions	4,895	4,439	4,271	10,646	8,710
Accrual of non-cash compensation cost to non-controlling interest shareholders	4,824	-	-	10,898	-
Impairment of intangible assets	10,176	-	-	10,176	-
Investment related gain/loss, net (1)	25,676	(27,155)	25,190	203,626	(1,965)
Non-GAAP to GAAP reconciling items on the share of equity method investments	8,571	4,183	(11,262)	5,917	(7,079)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(278)	(157)	(156)	(4,909)	(313)
Tax effects on non-GAAP adjustments (2)	(5,541)	196	(727)	(16,312)	(531)
Amortization of issuance cost of convertible debt, unsecured senior notes and long-term loans	1,611	1,606	1,606	3,222	3,212
Non-GAAP net income attributable to Weibo’s shareholders	$109,695	$111,229	$126,376	$242,552	$237,605

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.46 *	$0.47	$0.53	$1.02 *	$1.00

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo’s shareholders	237,025	236,895	237,886	235,364	237,393
Add: The number of shares for dilution resulted from convertible debt (3)	6,753	-	-	6,753	-
The number of shares for dilution resulted from unvested restricted share units (3)	-	-	-	976	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	243,778	236,895	237,886	243,093	237,393

Adjusted EBITDA:
Net income (loss) attributable to Weibo’s shareholders	$28,300	$100,492	$81,387	$(39,224)	$181,879
Non-GAAP adjustments	81,395	10,737	44,989	281,776	55,726
Non-GAAP net income attributable to Weibo’s shareholders	109,695	111,229	126,376	242,552	237,605
Interest (income) expense, net	(8,443)	(9,743)	1,366	(19,429)	(8,377)
Income tax expenses	23,043	21,657	26,177	45,530	47,834
Depreciation expenses	8,616	10,601	9,962	17,346	20,563
Adjusted EBITDA	$132,911	$133,744	$163,881	$285,999	$297,625

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

(3)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
Net revenues
Advertising and marketing
Non-Ali advertisers	$361,831	$337,031	$358,894	$763,027	$695,925
Alibaba - as an advertiser	23,728	18,269	26,780	49,653	45,049
Subtotal	385,559	355,300	385,674	812,680	740,974

Value-added services	64,593	58,478	54,566	122,094	113,044
	$450,152	$413,778	$440,240	$934,774	$854,018